JPMS
CRD No. 79
JPB-X Form ATS-N

Exhibit 3

Part III: Manner of Operations

Item 5: Means of Entry

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☒ Yes ☐ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker- Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

Subscribers can enter firm orders into JPMS' algorithmic trading strategies, which can direct the SOR to enter child Firm/Conditional Orders into JPB-X based on the algorithmic trading strategies' own routing determinations or, with respect to the initial conditional order only, the routing determinations of Subscribers. Subscribers also can enter firm orders into the SOR, which can enter child Firm/Conditional Orders ~~designated for Close Price Match~~ into JPB-X based on the SOR's own routing determinations or, with respect to the initial conditional order only, the routing determinations of Subscribers. The SOR accesses JPB-X through a proprietary FIX messaging protocol. Subscribers can enter firm orders into JPMS algorithmic trading strategies and the SOR via a client gateway (JPMS' JISU technology or an order management system selected by the Subscriber). Subscribers can opt out of having the algorithms/SOR route Firm/Conditional Orders to JPB-X. Subscribers that access the algorithms/SOR are subject to any applicable contractual agreements with JPMS, such as any Electronic Trading Terms of Service, the terms of which (regarding, e.g., intellectual property rights, warranties, indemnification obligations, and limitations of liability) are sometimes negotiated and generally do not contain specific terms and conditions for accessing JPB-X through the algorithms/SOR. There is no means by which to access JPB-X through the algorithms/SOR that is available to JPMS business units or JPMS affiliates but not to Subscribers. Unless otherwise noted, the description above applies to both Firm/Conditional Orders designated for VWAP Price Match and Firm/Conditional Orders designated for Close Price Match (see Part III, Item 7).

Summary report: **Litera Compare for Word 11.8.0.56 Document comparison done on 1/16/2026 10:50:15 AM**	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/109119531/1	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/109119531/3	
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